Dear Acuity Brands, Inc. Shareholder:

We are writing to urge you to vote for Item 7 on Acuity Brands’ 2018 proxy statement regarding Corporate Sustainability and Greenhouse Gas Emissions Reporting. This document provides a detailed explanation for why we believe shareholders should vote for this proposal, which makes the following request:

Shareholders request Acuity Brands, Inc. (Acuity) issue a report describing the company’s environmental, social, and governance (ESG) policies, performance, and improvement targets, including a discussion of greenhouse gas (GHG) emissions management strategies and quantitative metrics. This report should be updated annually, be prepared at reasonable cost, and omit proprietary information.

Rationale for a yes vote:

1.	Lack of Reporting – Acuity acknowledges the importance of disclosure on ESG issues yet has not heeded the numerous compelling reasons for doing so.

2.	Policies are not the same as reporting – the Company’s plan falls short of the request made in the proposal and would not meet the needs of investors.

3.
Statement of Opposition is vague and ambiguous – Acuity provides a brief introduction of what it expects to include in its potentially forthcoming Policy on Sustainability that is elusive and non-committal.

4.
Reporting would not require substantial additional time and resources – Acuity already has some informal processes in place and plans to publish a policy, therefore it seems unlikely that it would take substantial additional resources to report on work it is already doing.

1.	Lack of Reporting

The issue at the core of this proposal is the fact that Acuity has not provided any substantive disclosure on how it manages its direct environmental and social impacts or risks and opportunities relating to ESG topics. Indeed, nowhere in its Statement of Opposition does Acuity try to dispute this fact, despite recognizing “the importance of environmental, social and governance considerations.” Instead, Acuity says it “expects to publish a Policy on Sustainability.”

Acuity’s plan to publish a “Policy on Sustainability” is an implicit acknowledgment of the importance of disclosure on ESG topics. As such, it seems clear that Acuity sees the core “ask” of this proposal – to report on ESG/Sustainability policies, performance, and improvement targets – as an important business practice that it has yet to adopt.

Acuity’s lack of reporting stands out in contrast to the numerous other companies that have adopted this common business practice. As the proposal states, 82% of Acuity’s peers in the S&P 500 published such reports in 2016. Not only is ESG reporting a common practice, there are also compelling financial reasons to report. The proposal notes: “A 2012 Deutsche Bank review of 100 academic studies, 56 research papers, two literature reviews, and four meta-studies on sustainable investing found 89% of the studies demonstrated that companies with high ESG ratings showed market-based outperformance.”

Investors have clearly demonstrated a desire for ESG disclosures. The 1,500 signatories, representing over $60 trillion in assets under management, of the Principles for Responsible Investment (PRI) have pledged to seek “appropriate disclosure on ESG issues”. The demand for disclosure on performance data and improvement targets also continues to grow. For example, the Task Force on Climate-related Financial Disclosures, whose members include JPMorgan Chase, UBS Asset Management, Generation Investment Management, and BlackRock, recently published recommendations for all companies, including: “Describe the targets used by the organization to manage climate-related risks and opportunities and performance against these targets.”

In spite of the acknowledgment that disclosure on ESG topics is important and in the face of the compelling rationale listed above, the Company vaguely states that it “expects” to publish a policy in the “near-term”, rather than report on ESG policies, performance, and improvement targets as requested in the proposal.

2.	Policies are not the same as reporting

It’s important to note that policies, while valuable and necessary, are not the same as comprehensive reporting on any issue. The very fact that Acuity opposes the proposal and is trying to deter shareholders from voting for it signals that its “Policy on Sustainability” will, in all likelihood, be substantially different from what is being asked for in the proposal and therefore will not address the proposal in a meaningful way. We believe, this would leave shareholders without the information they need to appropriately evaluate Acuity’s management and performance on ESG impacts, risks, and opportunities.

In what seems like an attempt to further blur the lines between what would be included in Acuity’s Policy on Sustainability and proponents believe would be more useful reporting, Acuity’s Statement of Opposition says its policy will touch on many of the exact issues identified in the proposal. However, proponents are wary of this effort – if the Company is genuinely intending for its policy to provide sufficient information to meaningfully address the items outlined in the proposal, it would not oppose the proposal at all.

3.	Statement of Opposition is vague and ambiguous

Proponents are also concerned by the vague language Acuity uses in introducing its new expectation to publish a “Policy on Sustainability”. In particular, its choice of words such as “expects” and “near-term” lack specificity and do not constitute a tangible commitment. Our concern is that this vague language does not hold the Company accountable to follow through and produce a policy in a reasonable amount of time. It also does little to nothing to provide assurance that Acuity’s “Policy on Sustainability” will meaningfully address the issues at the core of the proposal.

4.	Reporting would not require substantial additional time and resources

Finally, Acuity mentions it already has informal processes to improve the sustainability of its operations. And given that Acuity is considering publishing a policy on sustainability, it does not stand to reason that taking the next step and reporting on its efforts would require “substantial time, resources and expense without providing meaningful benefit to shareholders.” The resolved clause specifically states, this report should be prepared at reasonable cost. This proposal is not asking the Company to change or implement new practices; it is simply asking for the Company to report on current processes, performance, and improvement targets on ESG topics, which as demonstrated herein we believe would provide meaningful benefit to shareholders.

Conclusion

Acuity Brands recognizes the importance of environmental, social, and governance considerations and has informal processes in place to improve the sustainability of its operations. Yet the Company opposes this proposal, which is asking the Company to report on its efforts to manage the ESG impacts of its operations. Corporate sustainability reporting is a common business practice that is frequently shown to benefit a company’s bottom line.  As this letter shows, the Company’s reasons for opposing this proposal are not convincing. Moreover, if Acuity does end up publishing a Policy on Sustainability, it appears that it would not be sufficient to meet shareholder interest in the Company’s management of environmental and social impacts. As a result, shareholders believe Acuity should follow the lead of so many other large companies by issuing a meaningful corporate sustainability report.

We urge you to vote for this proposal, Item 7 on Acuity Brands’ proxy statement, to send a signal to Acuity’s leadership that shareholders value disclosure on how the Company is managing its ESG impacts, risks, and opportunities.

Please contact Allan Pearce at 503-953-8345 or apearce@trilliuminvest.com for additional information.

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC.

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by Trillium Asset Management, LLC.  Trillium is NOT asking for your proxy card and is not providing investment advice.  We will not accept proxy cards, and any proxy cards received will be returned.

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